EXHIBIT 99.1

Source: Ruanyun Edai Technology Inc.

June 03, 2026 09:00 ET

Ruanyun Edai Technology Expands Cogni AI Into Private AI Platform for Archives, Institutional Records and Enterprise Data

Cogni AI product line supported by approximately US$1.73 million in historical and contracted commercial activity across archive digitization, AI archive automation, software licensing and deployment arrangements

Company plans to pursue international distributors and implementation partners through Formind Global Holdings Sdn. Bhd., its Malaysian Global Headquarters platform

KUALA LUMPUR, Malaysia, June 03, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun,” “RYET” or the “Company”), an AI-driven education and technology company focused on intelligent content recognition, automated assessment, next-generation learning systems and technology-enabled institutional services, today announced an expanded strategic positioning for Cogni AI, the Company’s private-deployment AI document intelligence platform for archives, institutional records, enterprise data and knowledge transformation.

Cogni AI is designed to transform scanned, handwritten, historical, administrative and enterprise documents into structured, searchable and workflow-ready data. The platform is intended for organizations that require AI-enabled document automation while maintaining customer- controlled data processing environments, including archives, schools and universities, public-sector service providers, regulated enterprises, legal departments, financial institutions, research organizations and companies managing proprietary commercial, technical or development records.

The Cogni AI product line is supported by approximately US$1.73 million (RMB11,700,082.00) in total contracted commercial activity across archive digitization, AI archive automation, software licensing, annual lease and deployment-related arrangements. Of such total amount, US$415,947 (RMB2,813,071.78) has been recognized as historical revenue in our books; US$29,572 (RMB200,000.00) is outstanding accounts receivable arising from a single annual-contract customer, and the remaining US$1,284,481 (RMB8,687,010.22) constitutes contracted but unearned deferred revenue subject to future revenue recognition. All amounts herein are unaudited and based exclusively on the Company’s internal financial records, and such figures should not be construed as standard GAAP financial metrics. Company records reflect activity across both legacy digitization and newer AI archive automation use cases, including multiple signed customer contracts relating to the Company’s “AI large-model archive automation processing” software.

“Cogni AI reflects our transition from traditional digitization toward private AI infrastructure for institutional data,” said Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology Inc. “Many organizations want the productivity of AI, but they also require data governance, localized deployment and customer-controlled processing. Cogni AI is being developed for this category of customer — organizations that need AI automation while preserving privacy, control and operational compliance.”

Private AI Architecture for Customer-Controlled Data Environments

Cogni AI’s product roadmap is built around a private-deployment architecture for intranet and customer-controlled environments. The architecture contemplates deployment through customer- owned servers or Company-provided appliances, internal data processing, multimodal OCR, automatic classification, desensitization, knowledge-base construction, graph databases, vector databases, object storage, local AI model inference, local license gateways, hardware dongles, local metering and of line update mechanisms.

The Company believes this architecture may provide a differentiated pathway for customers handling institutional archives, public-sector records, personnel records, education records, legal files, commercial contracts, board materials, technical records, research data and other high- governance document workflows.

From Archive Digitization to Private Data Refinery

Cogni AI is being developed around four core modules: Intelligent Archive Factory, Archive Intelligent Q&A, Archive-Assisted Generation and Archive Knowledge Mining. Together, these modules are intended to support multimodal OCR, automatic catalog extraction, intelligent review, data desensitization, natural language search, cross-file association, evidence traceability, automated report generation, anomaly reporting and institutional analytics.

Ruanyun believes Cogni AI can evolve beyond conventional OCR into a private data-refinery platform capable of converting legacy documents and dormant archives into structured institutional knowledge assets.

“Digitization is no longer only about scanning paper,” said Maggie Fu. “The next opportunity is to turn historical records, institutional archives and legacy development data into structured knowledge that can support search, analytics, private AI assistants, retrieval-augmented generation and, where appropriate, future model-training or fine-tuning datasets. We believe Cogni AI can become an important part of this transformation.”

Global Market and Distribution Strategy

The Company believes Cogni AI is positioned at the intersection of intelligent document processing, private AI deployment, enterprise knowledge management, data governance, AI-ready dataset creation and automation of high-volume document workflows.

According to Grand View Research, the global intelligent document processing market was estimated at approximately US$2.96 billion in 2025 and is expected to reach approximately US$12.35 billion by 2030, representing a projected compound annual growth rate of approximately 33.1% from 2025 to 2030.

As part of RYET’s global expansion strategy, the Company intends to use Formind Global Holdings Sdn. Bhd., its Malaysian operating company and planned Global Headquarters platform, to support the international commercialization of Cogni AI and other Formind technology initiatives. Through Formind Global Holdings, the Company is now evaluating global distributors, implementation partners and strategic channel relationships for Cogni AI, including archive digitization companies, systems integrators, public-sector technology solution providers, education and institutional service providers, enterprise AI consultants, data-governance specialists and regional technology partners.

“With the establishment of our Malaysian Global Headquarters platform, we are no longer looking at Cogni AI only through the original product lens,” said Maggie Fu. “We believe Cogni AI can be distributed internationally through partners who understand local compliance, customer deployment requirements, institutional procurement processes and enterprise data-governance needs. Our objective is to build a global partner network for private AI document intelligence, beginning with markets where localized deployment and customer-controlled processing are strategic priorities.”

Strategic Fit with Formind Group Transition

RYET is pursuing a transition toward the planned Formind Group identity as part of its broader global expansion strategy. Cogni AI is expected to support this transition by extending the Company’s historical capabilities in intelligent content recognition, AI-OCR, automated assessment, education data processing and digital technology services into broader global markets for private AI infrastructure and institutional data transformation.

Cogni AI may also complement the Company’s broader technology roadmap, including HanLink, YeeZo and future Formind platform initiatives, by providing a document-intelligence layer capable of transforming unstructured records, learning materials, institutional archives and legacy content into structured data that can be searched, analyzed, summarized and integrated into AI-enabled workflows.

“Cogni AI is strategically important because it connects our past and our future,” said Maggie Fu. “It builds on our experience in education technology, intelligent recognition and digital content processing, but it also opens a larger global opportunity in private AI infrastructure, document automation and AI-ready institutional data.”

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. (NASDAQ: RYET) is an AI-driven education and technology company focused on intelligent content recognition, automated assessment, next-generation learning systems and technology-enabled educational support services. The Company is committed to delivering scalable, efficient and intelligent technology solutions globally.

Subject to shareholder approval and completion of applicable processes, the Company plans to transition to the Formind Group name as part of its broader global strategy. For more information, please visit: www.ruanyun.net.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. federal securities laws. Forward-looking statements include, without limitation, statements regarding Cogni AI, private AI deployment, intranet-based deployment, localized AI inference, document intelligence, AI-OCR, document processing, archive digitization, enterprise data transformation, AI-ready datasets, potential model-training or fine-tuning use cases, commercial activity, revenue, contract values, customer adoption, market opportunity, global expansion, international distribution, partner development, Formind Global Holdings Sdn. Bhd., the Company’s planned transition to the Formind Group identity, and the potential relationship between Cogni AI and other Company initiatives including HanLink, YeeZo and future Formind platform developments.

Forward-looking statements are based on current expectations, estimates, forecasts, assumptions and internal records, and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, risks relating to the Company’s ability to develop, commercialize, localize, deploy and scale Cogni AI; enter into, perform and collect under customer contracts; satisfy revenue recognition criteria; classify and allocate revenue among software, hardware, deployment, maintenance, upgrade and service elements; convert historical digitization activity into higher-margin AI platform revenue; secure distributors, implementation partners and strategic channel relationships; retain customers and implementation partners; obtain required customer acceptances; protect intellectual property and data rights; comply with cybersecurity, data protection, privacy, archive, education, procurement, export control, AI governance and other applicable regulatory requirements; achieve product performance, security, accuracy, throughput, localized deployment, intranet deployment or customer-data-control objectives; integrate Cogni AI with third-party models, infrastructure or customer systems; manage competition from global document intelligence, OCR, cloud AI, private AI and archive management providers; address market demand, pricing, implementation, technical support, warranty, cybersecurity, data-security, legal, accounting, liquidity and financing risks; and execute the Company’s broader global expansion and planned Formind Group transition.

References to approximately US$1.73 million in Cogni AI-related commercial activity include historical digitization revenue, AI archive automation projects, signed software license arrangements, annual lease contracts and deployment-related activities. This figure should not be interpreted as annual recurring revenue, backlog, profit contribution, cash collection, net revenue, or a guarantee of future revenue. Actual reported revenue may differ based on contract terms, delivery status, customer acceptance, collection, accounting treatment, allocation among multiple performance obligations, timing of recognition, refunds, cancellations, adjustments and other factors.

Market-size estimates and industry projections are based on third-party research and are inherently uncertain. The Company does not guarantee that it will capture any particular share of the intelligent document processing, private AI, archive digitization, enterprise automation, data- refinery or AI-ready dataset markets.

The development and commercialization of Cogni AI are subject to substantial risks. There can be no assurance that Cogni AI will achieve broad customer adoption, generate significant revenue, operate in all customer environments, satisfy all cybersecurity, privacy or data-governance requirements, support every localized or of line deployment configuration, successfully convert legacy archives into AI-ready datasets, or integrate with the Company’s other products or international business initiatives. Additional risks are described in the Company’s filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update any forward-looking statements except as required by law.